UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 23 April 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

JOHANNESBURG. 23 April 2020:
Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2020. Detailed financial and operational results are provided on a six-monthly basis
i.e. at the end of June and December.
Media Release
Operational update
for the quarter ended 31 March 2020
537,000
ounces of
attributable gold
production
US$1,060
per ounce of
all-in costs
STATEMENT BY NICK HOLLAND, CHIEF
EXECUTIVE OFFICER
2020 will go down in history as being a year when a global pandemic disrupted and changed the world as we know it. Over the past months, the effects of Covid-19 have been pervasive. In addition to the devastating effect on the health and well-being of people around the world, the global economic and social impacts have been severe.
During the quarter, Gold Fields recorded no fatal accident at its operations compared with one fatality for the 2019 full year. While the Total Recordable Injury Frequency Rate (TRIFR) regressed to
3.39 in Q1, compared with the 2.19 average for 2019, this was the result of a higher number of less serious incidents. The number of
Serious and Lost Time Injuries at 2 and 9, respectively, were significantly lower than the same category of injuries in Q4 2019.
Gold Fields had got off to a solid operational start in Q1 2020, with all regions tracking the annual guidance as provided on 13 February in terms of both production and AIC. While most of our operations have continued to operate largely as normal, production at South
Deep and Cerro Corona will likely be impacted by Covid-19 related stoppages in Q2 2020. For Q1 2020, Group attributable equivalent gold production was 537koz, largely flat YoY (down 9% QoQ),
taking into account production is not evenly weighted between quarters. AIC for the Group was US$1,060/oz, marginally lower YoY
(up 9% QoQ). AIC for Q1 2020 excluding expenditure on Salares
Norte was US$1,019/oz.
The Australian region produced 237koz at AIC of A$1,390/oz
(US$925/oz) and AISC of A$1,316/oz (US$876/oz). Our mines in
Ghana produced 194koz (including 45% of Asanko) at AIC of
US$1,130/oz and AISC of US$1,105/oz. Cerro Corona in Peru
produced 62koz (gold equivalent) at AIC of US$837 per gold
equivalent ounce and AISC of US$714 per gold equivalent ounce.
Finally, South Deep produced 61koz at AIC of R597,181/kg
(US$1,236/oz) and AISC of R592,925/kg (US$1,227/oz). South
Deep continues to perform ahead of expectations and is generating meaningful cashflow.
Balance sheet
Gold Fields remains in a strong financial position. During Q1 2020, there was a further decrease in the net debt balance (including leases) to US$1,260m at 31 March 2020 from US$1,664m at
31  December 2019. This implies a net debt to EBITDA of 0.94x, compared to 1.29x at end December 2019. The net debt balance
(excluding leases) decreased to US$957m from US$1,331m at
the  end of Q4 2019. At the end of the quarter, Gold Fields had approximately US$800m in cash on hand and in excess of
US$1.5bn of committed, unutilised debt facilities.
Post quarter end, Gold Fields entered into two new R500m revolving credit facilities (RCF) with two South African banks. These facilities will mature in April 2023 and will replace the two facilities that are expiring in May 2020.
Impacts and potential impacts of Covid-19 on our
operations
To date, the impact of the pandemic has been relatively muted on our operations, with production only slightly affected. However, the situation is fluid and there is the possibility of further lockdowns and restrictions in the countries in which we have a presence which may lead to production disruptions in future. The Group has put in place contingency plans in order to deal with these potential eventualities.
In line with the national lockdown in South Africa, our South Deep mine was placed on care and maintenance from 27 March 2020 to
19 April 2020. Certain essential services at the mine continued and the majority of employees were sent home and have continued to
SALIENT FEATURES

their base pay during the lockdown period. While the national lockdown was extended by a further two weeks to the end of April,
Government revised the regulations for mining during the extended lockdown, with mines allowed to operate at a maximum capacity of
50% of employees. As such, South Deep has commenced a staged incremental ramp up plan which includes recalling employees, making the mine safe and implementing Covid-19 standard operating
procedures.  The initial plan will be to operate at employment levels of
50%.  Employment levels beyond this will be subject to further South
African government restrictions being lifted. Over the entire period of the lockdown and ramp up (should South Deep be allowed to build up to full production by end of May 2020), the lost production at the mine is expected to be up to 32koz (1,000kg).
Peru imposed a 15-day curfew on 16 March 2020. There have
been two extensions to the curfew, which is now in place until 26
April 2020. Our Cerro Corona mine continued to operate largely as normal until Monday, 13 April 2020. From this point until the end of the curfew, the mine will be restricted to about 30% of the
workforce (total workforce comprises 700 people) being on site focused on essential services and processing stockpiled material.
Post 26 April 2020, there are likely to be restrictions on the number of people at site. We expect to have 50-60% of the workforce on site in May, increasing to 80% in June and a return to full capacity by end-June 2020.
At present, we estimate the impact on gold equivalent production to be approximately 25koz. In addition, rebasing the price ratio using
US$1,494/oz for gold and US$4,855/t for copper (previous guidance was based on US$1,300/oz for gold and US$5,730/t for copper), production will be negatively impacted by approximately 30koz.
The Ghanaian government has implemented a partial lockdown,
primarily in the main metropolitan areas of the country. Our Tarkwa and Damang mines in Ghana have continued to operate at normal levels and production has not been impacted. The partial lockdown has since been lifted.
While Australia is not under full lockdown, interstate travel has been halted and flights within Western Australia (WA) restricted to a degree. The majority of our people who live outside of WA are now temporarily based in Perth, and we have changed the Fly-in-
Fly-out roster and de-densified flights. Our Australian mines are operating at normal levels.
In Chile, a three-month curfew-based lockdown was imposed on
19 March 2020. Certain project activities at Salares Norte continue, specifically with regards to the camp expansion, which is a critical lead item to facilitate construction which is scheduled to commence later this year. Non-critical employees have been demobilised.
All corporate office employees have been working from home
since 27 March 2020 and will continue to do so until the lockdown period in South Africa is lifted.
Our response and contribution to the Covid-19 pandemic
The Covid-19 pandemic has provided a unique and unprecedented challenge in managing a global mining business. While governments in our operating jurisdictions have implemented varying degrees of  social distancing and lockdown measures, Gold Fields has endeavoured to comply with all of the protocols and directives that have been imposed to contain the spread of the virus. In addition, all of our operating sites have developed contingency plans to deal with any incidents of Covid-19 and have set up isolation facilities should there be any positive cases.
Over the past month Gold Fields’ operations around the globe have contributed to campaigns to prevent the spread of the
Covid-19 pandemic by funding government initiatives, continuing to support employees and suppliers, and investing in healthcare programmes in communities.
At the Corporate Office in Johannesburg, executives and employees have made voluntary donations to South Africa’s Solidarity Fund, which is supporting government programmes to fight the pandemic and other Covid-19 relief programmes. This includes donations of one-third of their salaries or fees for a three-month period by our
CEO, CFO, Chairperson and other directors and executives.
The South Deep mine in South Africa also made a R15m
contribution to the Solidarity Fund, with the mine executives and employees donating over R1m in their personal capacity to date.
The mine has been on care and maintenance since the beginning of the lock-down in South Africa on March 27, which requires only about 7% of employees to be on duty for basic maintenance. The mine continued to pay base wages to all staff at a cost of R96m and also paid R22m to SMME contractors and service providers. It is continuing to pay the base wages to the 50% of the workforce that are not yet allowed back at the mine until end-April at a further cost of R60m, while SMMEs are receiving a further R17m during the last two weeks of April.
Our Ghana region has contributed over US$830,000 in funding, of which US$433,000 was part of the Ghana Chamber of Mines’
US$2m donation to the Ministry of Health to fight the pandemic.
Another US$400,000 was committed to support employees and
host communities around our Tarkwa and Damang mines with the purchase of healthcare equipment. We have also developed and sponsored community awareness programmes.
In Australia, Gold Fields committed A$250,000 (US$150,000) to the Covid-19 Community Support Initiative set up by Council for
Mining and Energy, which is funding three organisations that are assisting rural communities: Royal Flying Doctor Service of
Australia, Foodbank Australia and Lifeline WA. Among community initiatives, our St Ives mine donated A$23,500 to the Meals and
Wheels programme in neighbouring Kambalda, to provide seniors with eight meals per month over a six-month period.
Our Peru region has contributed US$162,000 with the focus on providing medical and healthcare equipment to government
and  regional hospitals as well as NGOs operating in our host communities. This includes contributing to the purchase of 500,000
Covid-19 testing kits donated to the government by the National
Society of Mining, Oil and Energy. Our Salares Norte project in
Chile is funding sanitising and healthcare programmes in Diego de
Almagro, the closest town to the project about 200km away.
Guidance and outlook for the remainder of 2020
Although production has been relatively uninterrupted at this stage of the Covid-19 pandemic, we are in full support of our host governments’ measures and any potential future measures which might be imposed to curb the spread of the virus. Any further actions taken by Gold Fields going forward will be also determined by the nature and extent of incidences of infections at our mines and in the countries in which we operate. We believe that the Group is in a strong financial position with significantly reduced debt compared to prior periods and sufficient liquidity to withstand prolonged production shut downs, should they occur. Buoyant gold prices are expected to enhance the earnings potential of the Group.
Given the uncertainty surrounding the path that the Covid-19 virus might take going forward, together with the impact that this would have on production, we have only adjusted the full year guidance to take into account the production losses estimated for South
Deep and Cerro Corona. Attributable equivalent gold production for 2020 for the Group is expected to be between 2.200Moz
and  2.250Moz (previous guidance: 2.275Moz – 2.315Moz). Cost guidance is unchanged with AISC expected to be between US$920/
oz and US$940/oz and AIC expected to be between US$1,035/oz
and US$1,055/oz. Further Covid-19 related disruptions increases the risk to Group guidance.
Footnote: The following exchange rate forecasts against the US Dollar are used in the guidance: A$0.63 and ZAR18.00.
Nick Holland
Chief Executive Officer
23 April 2020
2
Gold Fields Operational
update March quarter
2020

Key statistics
United States Dollars
Quarter
Figures in millions unless otherwise stated
March
2020
December
2019
March
2019
Gold produced*
oz (000)
537
590
542
Tonnes milled/treated
000
10,346
10,519
8,879
Revenue (excluding Asanko)
US$/oz
1,561
1,482
1,298
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)
US$/tonne
39
39
41
All-in sustaining costs (revised interpretation guidance – WGC)
US$/oz
975
864
858
Total all-in cost
US$/oz
1,060
974
1,080
Net debt (pre-IFRS 16)
US$m
957
1,331
1,614
Net debt (IFRS 16 impact included)
US$m
1,260
1,664
1,913
Net debt to EBITDA ratio (IFRS 16 impact included)
US$m
0.94
1.29
1.70
* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7% of Group production.
Figures may not add as they are rounded independently.
This media release contains certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. These measures constitute pro forma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group’s
Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.
The key non-IFRS measures used include normalised profit, net debt (pre and post IFRS 16), adjusted EBITDA, free cash flow margin, cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares, all-in sustaining and total all-in costs.
STOCK DATA FOR THE 3 MONTHS ENDED 31 MARCH 2020
Number of shares in issue
NYSE – (GFI)
– at end March 2020
883,333,518
Range – Quarter
US$4.00 – US$7.60
– average for the quarter
863,753,995
Average volume – Quarter
8,410,183 shares/day
Free float
100 per cent
JSE LIMITED – (GFI)
ADR ratio
1:1
Range – Quarter
ZAR68.13 – ZAR118.59
Bloomberg/Reuters
GFISJ/GFLJ.J
Average volume – Quarter
4,740,242 shares/day
Gold Fields Operational
update March quarter
2020

Salient features and cost benchmarks
United States Dollars
Figures are in millions
unless otherwise stated
Total
Mine
operations
including
equity
accounted
Joint Venture
Total
Mine
operations
excluding
equity
accounted
Joint Venture
South
African
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Asanko*
45%
Cerro
Corona
Operating Results
Ore milled/treated
(000 tonnes)
March 2020
10,346
9,716
546
5,259
3,479
1,150
630
1,675
Dec 2019
10,519
9,861
563
5,254
3,426
1,171
657
1,722
March 2019
8,879
8,328
259
5,146
3,445
1,150
551
1,696
Yield (grams per tonne)
March 2020
1.7
1.7
3.5
1.1
1.1
1.0
1.5
1.2
Dec 2019
1.8
1.8
3.8
1.2
1.1
1.2
1.4
1.3
March 2019
2.0
2.0
4.1
1.3
1.2
1.5
1.5
1.4
Gold produced (000 managed
equivalent ounces)
March 2020
553.8
523.9
60.6
193.9
127.1
36.9
29.8
62.3
Dec 2019
607.3
577.6
69.4
197.5
120.9
46.9
29.8
70.8
March 2019
561.4
534.2
34.3
221.1
136.7
57.2
27.2
76.8
Gold sold (000 managed
equivalent ounces)
March 2020
551.1
520.6
58.0
194.6
127.1
36.9
30.5
60.4
Dec 2019
610.9
581.2
73.5
197.5
120.9
46.9
29.7
74.8
March 2019
550.1
526.1
31.6
217.9
136.7
57.2
24.0
79.6
Cost of sales before
amortisation and depreciation
(million)
March 2020
(409.3)
(389.3)
(61.9)
(159.6)
(82.6)
(57.0)
(20.1)
(34.0)
Dec 2019
(402.2)
(377.9)
(60.7)
(148.2)
(75.6)
(48.4)
(24.2)
(42.1)
March 2019
(357.5)
(336.7)
(52.3)
(119.9)
(70.7)
(28.4)
(20.8)
(42.4)
Cost of sales before gold
inventory change and
amortisation and depreciation
(dollar per tonne)
March 2020
40
39
114
30
24
40
42
25
Dec 2019
39
39
107
27
21
39
38
27
March 2019
41
41
217
27
23
29
42
25
Sustaining capital (million)
March 2020
(76.0)
(75.2)
(7.5)
(31.2)
(28.7)
(1.6)
(0.8)
&
(4.5)
Dec 2019
(88.8)
(86.7)
(7.6)
(32.1)
(30.1)
0.1
(2.1)
(16.6)
March 2019
(81.3)
(79.8)
(9.3)
(42.5)
(38.6)
(2.5)
(1.5)
(5.6)
Non-sustaining capital (million)
March 2020
(23.5)
(22.0)
(0.5)
(4.2)
—
(2.6)
(1.6)
(7.1)
Dec 2019
(42.5)
(39.9)
—
(10.3)
—
(7.7)
(2.6)
(7.6)
March 2019
(93.8)
(92.0)
—
(24.4)
—
(22.5)
#
(1.8)
(1.3)
Total capital expenditure
(million)
March 2020
(99.5)
(97.2)
(8.0)
(35.4)
(28.7)
(4.2)
(2.4)
(11.6)
Dec 2019
(131.4)
(126.7)
(7.6)
(42.4)
(30.1)
(7.6)
(4.7)
(24.2)
March 2019
(175.1)
(171.8)
(9.3)
(66.9)
(38.6)
(25.0)
(3.3)
(6.9)
All-in-sustaining costs
(dollar per ounce)
March 2020
968
978
1,227
1,105
994
1,734
805
446
Dec 2019
854
847
932
1,024
989
1,149
969
412
March 2019
858
845
1,992
869
922
633
1,123
168
Total all-in-cost
(dollar per ounce)
March 2020
1,015
1,023
1,236
1,130
994
1,804
881
647
Dec 2019
932
923
932
1,082
989
1,313
1,094
628
March 2019
1,040
1,040
1,992
983
922
1,027
1,219
203
Average exchange rates were US$1 = R15.03, US$1 = R14.78 and US$1 = R14.04 for the March 2020, December 2019 and March 2019 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.67, A$1 = US$0.68 and A$1 = US$0.71 for the March 2020, December 2019 and March 2019 quarters, respectively.
Figures may not add as they are rounded independently.
#
Relates to non-sustaining capital expenditure for Damang re-investment project.
*     Equity accounted Joint Venture.
&
Includes Gold Fields 45% share of deferred stripping of US$0.4m and US$0.2m (100% basis US$0.9m and US$0.4m) for the March 2020 and December 2019 quarters, respectively.
4
Gold Fields Operational
update March quarter
2020

Salient features and cost benchmarks continued
United States Dollars
Australian Dollars
South
African
Rand
Figures are in millions
unless otherwise stated
Australia
Region
Australia
Region
South
Africa
Region
Australia
Australia
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating Results
Ore milled/treated
(000 tonnes)
March 2020
2,867
1,154
322
429
963
2,867
1,154
322
429
963
546
Dec 2019
2,980
1,145
338
471
1,026
2,980
1,145
338
471
1,026
563
March 2019
1,778
1,099
281
398
—
1,778
1,099
281
398
—
259
Yield (grams per tonne)
March 2020
2.6
2.5
4.6
4.8
1.0
2.6
2.5
4.6
4.8
1.0
3.5
Dec 2019
2.8
2.9
5.1
4.7
1.1
2.8
2.9
5.1
4.7
1.1
3.8
March 2019
4.0
2.9
6.3
5.4
—
4.0
2.9
6.3
5.4
—
4.1
Gold produced (000
managed equivalent ounces)
March 2020
236.9
93.1
47.4
66.6
29.8
236.9
93.1
47.4
66.6
29.8
1,885
Dec 2019
269.6
107.8
55.7
71.1
35.0
269.6
107.8
55.7
71.1
35.0
2,159
March 2019
229.2
103.0
56.9
69.3
—
229.2
103.0
56.9
69.3
—
1,069
Gold sold (000 managed
equivalent ounces)
March 2020
238.1
93.3
48.3
66.6
29.9
238.1
93.3
48.3
66.6
29.9
1,803
Dec 2019
265.2
101.9
58.4
71.1
33.7
265.2
101.9
58.4
71.1
33.7
2,286
March 2019
221.0
92.9
59.0
69.1
—
221.0
92.9
59.0
69.1
—
982
Cost of sales before
amortisation and depreciation
(million)
March 2020
(153.8)
(60.2)
(37.0)
(39.4)
(17.2)
(231.1)
(90.4)
(55.6)
(59.2)
(25.9)
(930.7)
Dec 2019
(151.2)
(53.1)
(44.2)
(40.2)
(13.7)
(221.0)
(77.9)
(64.6)
(58.8)
(19.7)
(897.3)
March 2019
(142.9)
(61.7)
(42.3)
(38.9)
—
(200.7)
(86.7)
(59.4)
(54.6)
—
(734.1)
Cost of sales before gold
inventory change and
amortisation and depreciation
(dollar per tonne)
March 2020
52
48
114
93
19
79
72
172
140
28
1,718
Dec 2019
55
54
124
83
19
80
79
182
122
27
1,581
March 2019
73
47
137
98
—
103
67
193
138
—
3,044
Sustaining capital (million)
March 2020
(32.8)
(16.5)
(8.8)
(5.1)
(2.4)
(49.4)
(24.8)
(13.2)
(7.7)
(3.7)
(112.7)
Dec 2019
(32.6)
(12.1)
(5.9)
(9.3)
(5.2)
(47.5)
(17.7)
(8.8)
(13.6)
(7.5)
(112.1)
March 2019
(23.8)
(11.7)
(8.2)
(3.9)
—
(33.5)
(16.5)
(11.5)
(5.5)
—
(130.8)
Non-sustaining capital
(million)
March 2020
(11.7)
(1.5)
(2.0)
(8.0)
(0.2)
(17.6)
(2.3)
(3.1)
(12.0)
(0.2)
(7.7)
Dec 2019
(24.6)
(11.7)
(0.2)
(12.7)
—
(36.4)
(17.2)
(0.7)
(18.5)
—
—
March 2019
(68.1)
(13.1)
(20.3)
(11.2)
(23.5)
(95.7)
(18.4)
(28.6)
(15.7)
(33.0)
—
Total capital expenditure
(million)
March 2020
(44.5)
(18.0)
(10.8)
(13.1)
(2.6)
(67.0)
(27.1)
(16.3)
(19.7)
(3.9)
(120.4)
Dec 2019
(57.2)
(23.8)
(6.2)
(22.0)
(5.2)
(83.9)
(34.9)
(9.5)
(32.1)
(7.5)
(112.1)
March 2019
(92.0)
(24.9)
(28.5)
(15.1)
(23.5)
(129.3)
(34.9)
(40.1)
(21.3)
(33.0)
(130.8)
All-in-sustaining costs (dollar
per ounce)
March 2020
876
891
1,047
770
785
1,316
1,339
1,574
1,157
1,180
592,925
Dec 2019
775
702
939
787
683
1,131
1,028
1,374
1,150
983
443,563
March 2019
815
846
907
695
—
1,145
1,189
1,275
977
—
900,408
Total all-in-cost
(dollar per ounce)
March 2020
925
907
1,090
890
791
1,390
1,364
1,637
1,338
1,188
597,181
Dec 2019
868
817
943
966
684
1,269
1,197
1,385
1,411
983
443,563
March 2019
1,138
988
1,253
857
—
1,598
1,387
1,760
1,204
—
900,408
Average exchange rates were US$1 = R15.03, US$1 = R14.78 and US$1 = R14.04 for the March 2020, December 2019 and March 2019 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.67, A$1 = US$0.68 and A$1 = US$0.71 for the March 2020, December 2019 and March 2019 quarters, respectively.
Figures may not add as they are rounded independently.
Gold Fields Operational
update March quarter
2020

Review of Operations
Quarter ended 31 March 2020 compared with quarter
ended 31 December 2019
Figures may not add as they are rounded independently
South Africa region
South Deep
March
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
275
302
(9)%
Waste mined
000
tonnes
8
14
(43)%
Total tonnes
000
tonnes
283
317
(11)%
Grade mined –
underground reef
g/t
5.89
6.54
(10)%
Grade mined –
underground total
g/t
5.72
6.25
(8)%
Gold mined
000’oz
52.1
63.6
(18)%
kg
1,620
1,978
(18)%
Destress
m
2
9,207
8,124
13%
Development
m
902
1,126
(20)%
Secondary support
m
2,332
2,165
8%
Backfill
m
3
90,052
122,520
(27)%
Ore milled –
underground
000
tonnes
291
344
(15)%
Ore milled – surface
000
tonnes
250
219
14%
Total tonnes milled
000
tonnes
546
563
(3)%
Yield – underground
reef
g/t
6.38
6.25
2%
Surface yield
g/t
0.11
0.10
10%
Total yield
g/t
3.45
3.83
(10)%
Gold produced
000’oz
60.6
69.4
(13)%
kg
1,885
2,159
(13)%
Gold sold
kg
1,803
2,286
(21)%
000’oz
58.0
73.5
(21)%
AISC – revised
interpretation
guidance (WGC
November 2018)
R/kg
592,925
443,563
34%
US$/oz
1,227
932
32%
AIC
R/kg
597,181
443,563
35%
US$/oz
1,236
932
33%
Sustaining capital
expenditure
Rm
112.7
112.1
1%
US$m
7.5
7.6
(1)%
Non-sustaining capital
expenditure
Rm
7.7
—
—%
US$m
0.5
—
—%
Total capital
expenditure
Rm
120.4
112.1
7%
US$m
8.0
7.6
5%
Gold production decreased by 13% to 1,885 kilograms (60,600
ounces) in the March quarter from 2,159 kilograms (69,400 ounces)
in the December quarter due to a decrease in volume and grade.
Volumes decreased as a result of 10 less production days in the
March quarter (-11%) due to the Christmas break together with a slow production build-up post the December break.
Underground reef grade mined decreased by 10% to 5.89g/t in the
March quarter from 6.54g/t in the December quarter as a result of increased mining in the eastern lower grade distal portion of the ore-body and reduced mining in the high grade proximal part of the orebody per the mine plan and schedule.
In line with the mine plan, development decreased 20% quarter-on-
quarter to 902m as a result of the re-allocation of resources to destress activities which increased 13% quarter-on-quarter to
9,207m
2
. Secondary support decreased subsequent to re-allocation
of resources to other activities and a reduction of backlog activities on which significant emphasis was placed in 2019.
Backfill placement decreased as a result of plant maintenance stoppages, campaign milling due to Eskom’s stage 4 load
curtailment and to a lesser extent to the reduction of fillable stopes.
All-in costs increased by 35% to R597,181/kg (US$1,236/oz) in the
March quarter from R443,563/kg (US$932/oz) in the December
quarter. The cost increases were driven by lower gold sold, some preparation costs on infrastructure for starting up of non-sustaining capital expenditure in the new mine development and higher cost of sales before amortisation and depreciation.
West Africa region
Ghana
Tarkwa
March
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
3,319
3,351
(1)%
Waste (Capital)
000
tonnes
7,956
7,378
8%
Waste (Operational)
000
tonnes
10,155
9,361
8%
Total waste mined
000
tonnes
18,111
16,739
8%
Total tonnes mined
000
tonnes
21,430
20,089
7%
Grade mined
g/t
1.29
1.21
7%
Gold mined
000’oz
137.9
130.5
6%
Tonnes milled
000
tonnes
3,479
3,426
2%
Yield
g/t
1.14
1.10
4%
Gold produced
000’oz
127.1
120.9
5%
Gold sold
000’oz
127.1
120.9
5%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
994
989
1%
AIC
US$/oz
994
989
1%
Sustaining capital
expenditure
US$m
28.7
30.1
(5)%
Non-sustaining
expenditure
US$m
—
—
—%
Total capital
expenditure
US$m
28.7
30.1
(5)%
Gold production increased by 5% to 127,100 ounces in the March quarter from 120,900 ounces in the December quarter mainly due to higher yield. Yield increased 4% to 1.14g/t in the March quarter from 1.10g/t in the December quarter, driven by a 7% increase in grade mined to 1.29g/t in the March quarter in line with the mining sequence.
Total tonnes mined, including capital waste stripping, increased by
7% to 21.4 million tonnes in the March quarter from 20.1 million tonnes in the December quarter.
6
Gold Fields Operational
update March quarter
2020

All-in costs increased by 1% to US$994/oz in the March quarter from US$989/oz in the December quarter due to higher cost of sales before amortisation and depreciation, partially offset by higher gold sold. The increase in cost of sales before amortisation and depreciation was mainly due to the increase in operational waste tonnes mined in the March quarter.
Capital expenditure decreased by 5% to US$28.7m in the March quarter from US$30.1m in the December quarter mainly due to
timing of  infrastructure projects.
Damang
March
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
740
983 (25)%
Waste (Capital)
000
tonnes
8
1,501 (99)%
Waste (Operational)
000
tonnes
5,008
6,097 (18)%
Total waste mined
000
tonnes
5,016
7,598 (34)%
Total tonnes mined
000
tonnes
5,756
8,581 (33)%
Grade mined g/t
1.41
1.57 (10)%
Gold mined 000’oz
33.6
49.7 (32)%
Tonnes milled
000
tonnes
1,150
1,171 (2)%
Yield g/t
1.00
1.25 (20)%
Gold produced 000’oz
36.9
46.9 (21)%
Gold sold 000’oz
36.9
46.9 (21)%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
1,734
1,149 51%
AIC US$/oz
1,804
1,313 37%
Sustaining capital
expenditure
US$m
1.6
(0.1) (1,700)%
Non-sustaining
expenditure
US$m
2.6
7.7 (66)%
Total capital
expenditure
US$m
4.2
7.6 (45)%
Gold production decreased by 21% to 36,900 ounces in the March quarter from 46,900 ounces in the December quarter mainly due to lower yield. Yield decreased by 20% to 1.00g/t in the March
quarter from 1.25g/t in the December quarter due to lower grades mined together with higher levels of lower grade stockpile being fed to supplement ore tonnes mined. The lower gold production was, however, in line with the plan for the quarter. As previously guided, the March quarter was again impacted by the transition through the Huni sandstone lithology, which is associated with higher than usual grade variability. The transition through the Huni sandstones will continue during Q2 2020 and be completed by
mid-year, when mining will occur in the higher (and more consistent)
grade Tarkwa  phyllites. Mine grade for H2 2020 is therefore expected to improve to approximately 1.80g/t. Damang is on track to deliver the 2020 production guidance.
Capital waste tonnes, included in total waste tonnes, decreased by 99% to 0.01 million tonnes in the March quarter from 1.5 million tonnes in the December quarter. This decrease in capital waste tonnes was due to the completion of capital waste mining at the
Damang Complex ahead of plan.
All-in costs increased by 37% to US$1,804/oz in the March quarter from US$1,313/oz in the December quarter mainly due to lower gold sold and higher cost of sales before amortisation and
depreciation, partially offset by lower capital expenditure. Cost of sales before amortisation and depreciation increased by 19% to
US$57  million in the March quarter from US$48  million in the
December quarter mainly underpinned by a higher GIP cost of
US$11 million in the March quarter compared with US$3 million in the December quarter. AIl-in costs are in line with the 2020 plan and are expected to decrease significantly in H2 2020 when mining will occur in the higher grade ore body at the Damang pit.
Capital expenditure decreased by 45% to US$4.2  million in the
March quarter from US$7.6 million in the December quarter due to lower capital waste tonnes mined as the strip ratio continues to reduce at depth.
Asanko (Equity accounted Joint Venture)
March
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
1,911
1,405 36%
Waste (Capital)
000
tonnes
585
138 324%
Waste (Operational)
000
tonnes
6,466
4,818 34%
Total waste mined
000
tonnes
7,051
4,956 42%
Total tonnes mined
000
tonnes
8,962
6,362 41%
Grade mined g/t
1.55
1.63 (5)%
Gold mined 000’oz
95.1
73.9 29%
Tonnes milled
000
tonnes
1,400
1,460 (4)%
Yield g/t
1.47
1.41 4%
Gold produced 000’oz
66.3
66.1 —%
Gold sold 000’oz
67.8
66.1 3%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
805
969 (17)%
AIC US$/oz
881
1,094 (19)%
Sustaining capital
expenditure
US$m
1.9
4.6 (59)%
Non-sustaining
expenditure
US$m
3.5
5.8 (40)%
Total capital
expenditure
US$m
5.4
10.4 (48)%
All figures in table on a 100 per cent basis
Gold production increased marginally to 66,300 ounces (100%
basis) in the March quarter from 66,100 ounces (100% basis) in the
December quarter mainly due to higher yield. Yield increased by
4% to 1.47g/t in the March quarter from 1.41g/t in the December quarter driven by higher grade ore fed during the quarter.
Total tonnes mined increased by 41% to 9.0 million tonnes, in the
March quarter, due to improved contractor equipment performance at both the Nkran and Esaase pits. Ore tonnes mined increased
36% to 1.9  million tonnes coming mainly from the Nkran and
Esaase pits. Waste tonnes mined increased by 42% to 7.1 million tonnes mainly because of the accelerated stripping of the Esaase pit to expose ore earlier due to the wall failure at the Nkran pit.
All-in cost decreased by 19% to US$881/oz in the March quarter from US$1,094/oz in the December quarter underpinned by a 3%
increase in gold sold, lower cost of sales before amortisation and depreciation and lower capital expenditure. The lower cost of sales before amortisation and depreciation was due to a credit from GIP because of the higher ore tonnes mined. Total capital expenditure decreased by 48% mainly due to expenditure on the LOM Study,
Esaase haul road upgrade and pit establishment as well as Akwasiso pit preparation capital that was incurred in the December  2019 quarter but not repeated in the March 2020 quarter.
Gold Fields Operational
update March quarter
2020

South America region
Peru
Cerro Corona
March
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
2,795
2,273
23%
Waste mined
000
tonnes
3,184
2,938
8%
Total tonnes mined
000
tonnes
5,979
5,211
15%
Grade mined – gold
g/t
0.79
0.99
(20)%
Grade mined – copper per cent
0.41
0.49
(16)%
Gold mined
000’oz
71.3
72.6
(2)%
Copper mined
000
tonnes
11,533
11,041
4%
Tonnes milled
000
tonnes
1,675
1,722
(3)%
Yield – Gold
g/t
0.71
0.76
(7)%
– Copper
per cent
0.43
0.47
(9)%
– Combined
eq g/t
1.16
1.28
(9)%
Gold produced
000’oz
36.9
40.4
(9)%
Copper produced
tonnes
6,905
7,708
(10)%
Total equivalent gold
produced
000’
eq oz
62.3
70.8
(12)%
Total equivalent gold
sold
000’
eq oz
60.4
74.8
(19)%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
446
412
8%
AISC
US$/
eq oz
714
818
(13)%
AIC
US$/oz
647
628
3%
AIC
US$/
eq oz
837
940
(11)%
Sustaining capital
expenditure
US$m
4.5
24.2
(81)%
Non-sustaining
expenditure
US$m
7.1
—
—%
Total capital
expenditure
US$m
11.6
24.2
(52)%
Gold production decreased by 9% to 36,900 ounces in the March quarter from 40,400 ounces in the December quarter due to lower grades processed and a reduction in ore tonnes milled. Copper production decreased by 10% to 6,905 tonnes from 7,708 tonnes due to lower grades processed and lower tonnes milled. Equivalent gold production decreased by 12% to 62,300 ounces in the March quarter from 70,800 ounces in the December quarter underpinned by the lower gold and copper production in line with the mining sequence and lower price factor.
Total tonnes mined increased by 15% to 6.0  million tonnes in the
March quarter from 5.2  million tonnes in the December quarter in line with strategy and the mine sequence of stockpiling the low grade ore, which will be treated at the end of the life of the mine.
There has been an increase of low grade ore stocks of 1.2 million tonnes to 6.1  million tonnes in the March quarter from 4.9  million tonnes at the end of the December quarter. Total low grade ore stockpiled has an average gold grade of 0.66 grams per tonne and an average copper grade of 0.32 per cent. Gold and copper mined grades are lower in the March quarter than the December quarter, in line with the mine sequence.
Gold yield decreased by 7% to 0.71g/t in the March quarter from
0.76g/t in the December quarter due to a 7% decrease in gold head grade processed to 1.06g/t in the March quarter from 1.14g/t in the December quarter.
All-in cost per gold ounce increased by 3% to US$647/oz in the
March quarter from US$628/oz in the December quarter mainly
due to lower by-product credits driven by lower copper sales and lower gold sold, partially offset by lower capital expenditure. All-in cost per equivalent ounce decreased by 11% to US$837 per
equivalent ounce in the March quarter from US$940 per equivalent ounce in the December quarter driven by lower capital expenditure.
Capital expenditure decreased by 52% to US$11.6 million in the
March quarter from US$24.2 million in the December quarter due to a decrease in construction activities at the tailings dam and waste storage facilities during the rainy season.
Australia region
St Ives
March
2020
Dec
2019
%
Variance
Underground
Ore mined
000
tonnes
358
380
(6)%
Waste mined
000
tonnes
230
237
(3)%
Total tonnes mined
000
tonnes
588
618
(5)%
Grade mined
g/t
4.66
4.32
8%
Gold mined
000’oz
53.5
52.8
1%
Surface
Ore mined
000
tonnes
633
919
(31)%
Surface waste
(Capital)
000
tonnes
474
—
—%
Surface waste
(Operational)
000
tonnes
1,532
1,854
(17)%
Total waste mined
000
tonnes
2,006
1,854
8%
Total tonnes mined
000
tonnes
2,639
2,772
(5)%
Grade mined
g/t
1.63
2.13
(23)%
Gold mined
000’oz
33.2
62.8
(47)%
Total ore – combined
000
tonnes
991
1,299
(24)%
Grade mined –
combined
g/t
2.72
2.77
(2)%
Total tonnes –
combined
000
tonnes
3,227
3,390
(5)%
Total gold mined
000’oz
86.7
115.6
(25)%
Tonnes milled
000’oz
1,154
1,145
1%
Yield – underground
g/t
4.22
4.09
3%
Yield – surface
g/t
1.65
2.32
(29)%
Yield – combined
g/t
2.51
2.93
(14)%
Gold produced
000’oz
93.1
107.8
(14)%
Gold sold
000’oz
93.3
101.9
(8)%
AISC – revised
interpretation
guidance (WGC
November 2018)
A$/oz
1,339
1,028
30%
US$/oz
891
702
27%
AIC
A$/oz
1,364
1,197
14%
US$/oz
907
817
11%
Sustaining capital
expenditure
A$m
24.8
34.9
(29)%
US$m
16.5
23.8
(31)%
Non-sustaining capital
expenditure
A$m
2.3
—
—%
US$m
1.5
—
—%
Total capital
expenditure
A$m
27.2
34.9
(22)%
US$m
18.1
23.8
(24)%
8
Gold Fields Operational
update March quarter
2020

Gold production decreased by 14% to 93,100 ounces in the March quarter from 107,800 ounces in the December quarter. The ounce reduction was the result of lower grade ore delivery from open pit mines and some draw-down of lower grade surface stockpiles.
The December quarter also included the release of approximately
4,000 ounces left within the circuit at the end of the September quarter.
Ore tonnes mined at the open pits decreased by 31% to 633,000 tonnes in the March quarter from 919,000 tonnes in the December quarter. The decrease was due to the final 287,000 tonnes of ore being extracted from the Invincible open cut stage 6 during the
December quarter with the pit now closed. Open pit mining is now sourced from the Neptune pit only.
Surface mined grade decreased by 23% to 1.63g/t in the March quarter from 2.13g/t in the December quarter, following the
conclusion of mining activities at the high grade Neptune stage 2 pit early in the March quarter that was mined slightly ahead of schedule late in December 2019 and early January 2020.
The Invincible Underground Mine and Hamlet North underground ramp up has progressed according to schedule as St Ives
transitions to predominantly high grade underground ore feed.
All-in cost increased by 14% to A$1,364/oz (US$907/oz) in the
March quarter from A$1,197/oz (US$817/oz) in the December
quarter due to decreased gold sold and the costs of stockpiles drawn down, partially offset by reduced capital expenditure.
Capital expenditure decreased by 23% to A$27 million (US$18 million)
in the March quarter from A$35  million (US$24  million) in the
December quarter with the completion of underground infrastructure and the associated spend at Hamlet North mine during the December quarter.
Agnew
March
2020
Dec
2019
%
Variance
Underground ore
mined
000
tonnes
348
333
5%
Underground waste
mined
000
tonnes
186
118
58%
Total tonnes mined
000
tonnes
534
451
18%
Grade mined –
underground
g/t
4.77
5.69
(16)%
Gold mined
000’oz
53.3
60.9
(12)%
Tonnes milled
000
tonnes
322
338
(5)%
Yield
g/t
4.58
5.13
(11)%
Gold produced
000’oz
47.4
55.7
(15)%
Gold sold
000’oz
48.3
58.4
(17)%
AISC – revised
interpretation
guidance (WGC
November 2018)
A$/oz
1,574
1 374
15%
US$/oz
1,047
939
12%
AIC
A$/oz
1,637
1,385
18%
US$/oz
1,090
943
16%
Sustaining capital
expenditure
A$m
13.2
9.5
39%
US$m
8.8
6.2
42%
Non-sustaining capital
expenditure
A$m
3.1
—
—%
US$m
2.0
—
—%
Total capital
expenditure
A$m
16.3
9.5
72%
US$m
10.8
6.2
74%
Gold production decreased by 15% to 47,400 ounces in the March quarter from 55,700 ounces in the December quarter due to a
decrease in grade of ore mined and processed, as well as a
decrease in tonnes processed.
Mined grade decreased by 16% to 4.77g/t in the March quarter from 5.69g/t in the December quarter. There was increased ore development at Waroonga during Q1 which in part contributed to the lower grade in the quarter. The focus for the first half of 2020 is to develop into the Waroonga North Lower, Kath and Sheba areas.
This emphasis on developing into these new areas has seen a 58%
increase in waste material moved in the March quarter from the
December quarter. The mined grade is expected to improve in the
June quarter as the delivery of ore from Waroonga North Lower and Kath areas increases as per the mine plan.
Tonnes processed decreased by 5% to 322,000 tonnes in the March quarter from 338,000 tonnes in the December quarter due to a planned maintenance shutdown performed at the processing plant.
All-in cost increased by 18% to A$1,637/oz (US$1,090/oz) in the
March quarter from A$1,385/oz (US$943/oz) in the December quarter due to decreased gold sold and increased capital expenditure, partially offset by decreased cost of sales before amortisation and depreciation.
Capital expenditure increased by 78% to A$16 million (US$11 million)
in the March quarter from A$9 million (US$6 million) in the December quarter due to increased capital development in the Sheba and Kath areas, as well as increased exploration drilling in the March quarter.
Granny Smith
March
2020
Dec
2019
%
Variance
Underground ore
mined
000
tonnes
418
437
(4)%
Underground waste
mined
000
tonnes
123
158
(22)%
Total tonnes mined
000
tonnes
540
595
(9)%
Grade mined –
underground
g/t
5.37
5.15
4%
Gold mined
000’oz
72.1
72.4
—%
Tonnes milled
000
tonnes
429
471
(9)%
Yield
g/t
4.83
4.69
3%
Gold produced
000’oz
66.6
71.1
(6)%
Gold sold
000’oz
66.6
71.1
(6)%
AISC – revised
interpretation
guidance (WGC
November 2018)
A$/oz
1,157
1,150
1%
US$/oz
770
787
(2)%
AIC
A$/oz
1,338
1,411
(5)%
US$/oz
890
966
(8)%
Sustaining capital
expenditure
A$m
7.7
32.1
(76)%
US$m
5.1
22.0
(77)%
Non-sustaining capital
expenditure
A$m
12.0
—
—%
US$m
8.0
—
—%
Total capital
expenditure
A$m
19.7
32.1
(39)%
US$m
13.1
22.0
(40)%
Gold Fields Operational
update March quarter
2020

Gold production decreased by 6% to 66,600 ounces in the March quarter from 71,100 ounces in the December quarter mainly due to a decrease in ore processed.
Ore mined decreased by 4% to 418,000 tonnes in the March
quarter from 437,000 tonnes in the December quarter and waste mined decreased by 22% to 123,000 tonnes in the March quarter from 158,000 tonnes in the December quarter. The decrease in mining activity was due to focus on ore drive development in the
Z100 area early in the March quarter and increased infrastructure, ground support and project development activities in Z110 & Z120 levels, in preparation for production later in the year.
Ore processed decreased by 9% to 429,000 tonnes in the March quarter from 471,000 tonnes in the December quarter. During the
December quarter 34,000 tonnes of ore were also processed from existing stockpiles (March quarter – nil).
All-in cost decreased by 5% to A$1,338/oz (US$890/oz) in the
March quarter from A$1,411/oz (US$966/oz) in the December
quarter due to lower capital expenditure, partially offset by a reduction in gold sold.
Capital expenditure decreased by 38% to A$20 million (US$13 million)
in the March quarter from A$32  million (US$22  million) in the
December quarter following the close-out of underground
infrastructure projects and conclusion of mobile equipment
purchases in the December quarter.
Gruyere
March
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
1,837
2,190 (16)%
Waste (Capital)
000
tonnes
1,460
2,434 (40)%
Waste (Operational)
000
tonnes
1,324
187 608%
Total waste mined
000
tonnes
2,784
2,621 6%
Total tonnes mined
000
tonnes
4,621
4,811 (4)%
Grade mined g/t
1.06
0.92 15%
Gold mined 000’oz
62.4
65.0 (4)%
Tonnes milled
000
tonnes
1,926
2,051 (6)%
Yield g/t
0.96
1.06 (9)%
Gold produced 000’oz
59.6
70.0 (15)%
Gold sold 000’oz
59.8
67.4 (11)%
AISC – revised
interpretation
guidance (WGC
November 2018)
A$/oz
1,180
983 20%
US$/oz
785
683 15%
AIC A$/oz
1,188
983 21%
US$/oz
791
684 16%
Sustaining capital
expenditure – 50%
basis
A$m
3.7
7.5 (51)%
US$m
2.4
5.2 (54)%
Non-sustaining
capital expenditure
– 50% basis
A$m
0.2
— —%
US$m
0.2
— —%
Total capital
expenditure – 50%
basis
A$m
3.9
7.5 (48)%
US$m
2.6
5.2 (50)%
Mine physicals in table on a 100 per cent basis
Gold production decreased by 15% to 59,600 ounces in the March quarter from 70,000 ounces in the December quarter due to a
decrease in yield and a decrease in tonnes processed.
Ore tonnes mined reduced 16% in the March quarter to 1,837,000 tonnes from 2,190,000 tonnes in the December quarter as the mine transitions into fresh rock ore. Production drill rig availability was an issue early in the quarter but was subsequently resolved.
Ore grade mined increased 15% to 1.06g/t in the March quarter from 0.92g/t in the December quarter. The grade result is a function of mining location in the pit as grade gradually improves when mining from south through to north. There was also less low grade ore defined.
Yield decreased by 9% to 0.96g/t in the March quarter from 1.06g/t in the December quarter. Gruyere had built up stockpiles of higher grade material during the first nine months of 2019 while
construction of the processing facility was being completed and during the early stages of commissioning. This higher grade
material was preferentially treated and contributed to an uplift in the yield during the December quarter with the same material not available in the March quarter.
Tonnes processed decreased by 6% to 1,926,000 tonnes in the
March quarter from 2,051,000 tonnes in the December quarter due to an extended planned shutdown in the March quarter to replace mill liners, conduct necessary works to enhance the durability of high wear areas in the crushing and grinding circuits and conduct reliability improvements at the processing plant.
All-in cost increased by 21% to A$1,188/oz (US$791/oz) in the
March quarter from A$983/oz (US$684/oz) in the December quarter due to decreased gold sold and planned shutdown costs, partially offset by decreased capital expenditure.
Capital expenditure (on a 50% basis) decreased by 50% to
A$4  million (US$3  million) in the March quarter from A$8  million
(US$5 million) in the December quarter following the close-out of mining and processing infrastructure projects in the December quarter and due to a move from mining capital waste to operating waste.
10
Gold Fields Operational
update March quarter
2020

Underground and surface
Imperial ounces with metric
tonnes and grade
Total Mine
operations
including
equity
accounted
Joint
Venture
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa Damang
Asanko
#
45%
Cerro
Corona
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Tonnes mined
(000 tonnes)*
– underground ore
March 2020
1,398
275
—
—
—
—
—
1,123
358
348
418
—
Dec 2019
1,452
302
—
—
—
—
—
1,150
380
333
437
—
March 2019
1,201
176
—
—
—
—
—
1,025
335
292
398
—
March 2020
547
8
—
—
—
—
—
539
230
186
123
—
– underground waste
Dec 2019
528
14
—
—
—
—
—
514
237
118
158
—
March 2019
589
36
—
—
—
—
—
553
246
185
122
—
March 2020
9,265
—
4,919
3,319
740
860
2,795
1,552
633
—
—
919
– surface ore
Dec 2019
9,253
—
4,966
3,351
983
633
2,273
2,014
919
—
—
1,095
March 2019
9,151
—
6,097
4,062
1,358
677
1,921
1,133
752
—
—
381
March 2020
11,211
283
4,919
3,319
740
860
2,795
3,214
1,221
534
540
919
– total
Dec 2019
11,233
317
4,966
3,351
983
633
2,273
3,677
1,536
451
595
1,095
March 2019
10,941
212
6,097
4,062
1,358
677
1,921
2,711
1,333
477
520
381
Grade mined
(grams per tonne)
– underground ore
March 2020
5.1
5.9
—
—
—
—
—
5.0
4.7
4.8
5.4
—
Dec 2019
5.3
6.5
—
—
—
—
—
5.0
4.3
5.7
5.2
—
March 2019
5.5
6.2
—
—
—
—
—
5.4
4.4
6.0
5.8
—
March 2020
1.2
—
1.4
1.3
1.4
1.5
0.8
1.3
1.6
—
—
1.1
– surface ore
Dec 2019
1.3
—
1.3
1.2
1.6
1.6
1.0
1.5
2.1
—
—
0.9
March 2019
1.3
—
1.3
1.2
1.6
1.4
1.0
1.4
1.7
—
—
0.8
March 2020
1.7
5.7
1.4
1.3
1.4
1.5
0.8
2.8
2.7
4.8
5.4
1.1
– total
Dec 2019
1.7
6.2
1.3
1.2
1.6
1.6
1.0
2.8
2.8
5.7
5.2
0.9
March 2019
1.8
5.2
1.3
1.2
1.6
1.4
1.0
3.3
2.6
6.0
5.8
0.8
Gold mined
(000 ounces)*
– underground ore
March 2020
231.0
52.1
—
—
—
—
—
178.9
53.5
53.3
72.1
—
Dec 2019
249.6
63.6
—
—
—
—
—
186.0
52.8
60.9
72.4
—
March 2019
213.2
35.3
—
—
—
—
—
177.9
47.5
56.6
73.8
—
March 2020
349.9
—
214.3
137.9
33.6
42.8
71.3
64.4
33.2
—
—
31.2
– surface ore
Dec 2019
381.3
—
213.4
130.5
49.7
33.2
72.6
95.3
62.8
—
—
32.5
March 2019
377.7
—
262.4
161.9
69.4
31.1
64.2
51.1
41.8
—
—
9.3
March 2020
581.0
52.1
214.3
137.9
33.6
42.8
71.3
243.3
86.7
53.3
72.1
31.2
– total
Dec 2019
630.9
63.6
213.4
130.5
49.7
33.2
72.6
281.3
115.6
60.9
72.4
32.5
March 2019
590.9
35.3
262.4
161.9
69.4
31.1
64.2
229.0
89.3
56.6
73.8
9.3
Ore milled/treated
(000 tonnes)
– underground ore
March 2020
1,429
291
—
—
—
—
—
1,138
388
322
429
—
Dec 2019
1,545
342
—
—
—
—
—
1,203
393
338
471
—
March 2019
1,214
166
—
—
—
—
—
1,048
369
281
398
—
March 2020
5
5
—
—
—
—
—
—
—
—
—
—
– underground waste
Dec 2019
2
2
—
—
—
—
—
—
—
—
—
—
March 2019
33
33
—
—
—
—
—
—
—
—
—
—
March 2020
8,913
250
5,259
3,479
1,150
630
1,675
1,729
766
—
—
963
– surface ore
Dec 2019
8,972
219
5,254
3,426
1,171
657
1,722
1,777
752
—
—
1,026
March 2019
7,632
60
5,146
3,445
1,150
551
1,696
730
730
—
—
—
March 2020
10,346
546
5,259
3,479
1,150
630
1,675
2,867
1,154
322
429
963
– total
Dec 2019
10,519
563
5,254
3,426
1,171
657
1,722
2,980
1,145
338
471
1,026
March 2019
8,879
259
5,146
3,445
1,150
551
1,696
1,778
1,099
281
398
—
Yield
(Grams per tonne)
– underground ore
March 2020
4.9
6.4
—
—
—
—
—
4.6
4.2
4.6
4.8
—
Dec 2019
5.0
6.2
—
—
—
—
—
4.6
4.1
5.1
4.7
—
March 2019
5.4
6.3
—
—
—
—
—
5.3
4.3
6.3
5.4
—
March 2020
1.1
0.1
1.1
1.1
1.0
1.5
1.2
1.3
1.6
—
—
1.0
– surface ore
Dec 2019
1.2
0.1
1.2
1.1
1.2
1.4
1.3
1.6
2.3
—
—
1.1
March 2019
1.4
0.2
1.3
1.2
1.5
1.5
1.4
2.2
2.2
—
—
—
March 2020
1.7
3.5
1.1
1.1
1.0
1.5
1.2
2.6
2.5
4.6
4.8
1.0
– combined
Dec 2019
1.8
3.8
1.2
1.1
1.2
1.4
1.3
2.8
2.9
5.1
4.7
1.1
March 2019
2.0
4.1
1.3
1.2
1.5
1.5
1.4
4.0
2.9
6.3
5.4
—
Gold produced
(000 ounces)*
– underground ore
March 2020
226.3
59.7
—
—
—
—
—
166.5
52.6
47.4
66.6
—
Dec 2019
247.3
68.7
—
—
—
—
—
178.6
51.8
55.7
71.1
—
March 2019
211.7
33.9
—
—
—
—
—
177.8
51.6
56.9
69.3
—
March 2020
327.5
0.9
193.9
127.1
36.9
29.8
62.3
70.4
40.6
—
—
29.8
– surface ore
Dec 2019
360.0
0.7
197.5
120.9
46.9
29.8
70.8
91.1
56.1
—
—
35.0
March 2019
349.7
0.4
221.1
136.7
57.2
27.2
76.8
51.4
51.4
—
—
—
March 2020
553.8
60.6
193.9
127.1
36.9
29.8
62.3
236.9
93.1
47.4
66.6
29.8
– total
Dec 2019
607.3
69.4
197.5
120.9
46.9
29.8
70.8
269.6
107.8
55.7
71.1
35.0
March 2019
561.4
34.3
221.1
136.7
57.2
27.2
76.8
229.2
103.0
56.9
69.3
—
Cost of sales before gold inventory
change and amortisation and
depreciation
(dollar per tonne)
– underground
March 2020
117
206
—
—
—
—
—
94
79
114
93
—
Dec 2019
113
174
—
—
—
—
—
96
86
124
83
—
March 2019
131
281
—
—
—
—
—
102
78
137
98
—
March 2020
27
6
30
24
40
42
25
25
32
—
—
19
– surface
Dec 2019
26
2
27
21
39
38
27
27
38
—
—
19
March 2019
27
3
27
23
29
—
25
32
32
—
—
—
March 2020
40
114
30
24
40
42
25
52
48
114
93
19
– total
Dec 2019
39
107
27
21
39
38
27
55
54
124
83
19
March 2019
41
217
27
23
29
—
25
73
47
137
98
—
*     Excludes surface material at South Deep.
#
Includes only 45% of Asanko (Equity Accounted JV).
Gold Fields Operational
update March quarter
2020

CERTAIN FORWARD LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act)
and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•   changes in the market price of gold, and to a lesser extent copper and silver;
•
material changes in the value of Rand and non-U.S. dollar currencies;
•
difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in
South Africa;
•
the ability of the Group to comply with requirements that it provide benefits to affected communities;
•
the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•
court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
•
the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
•
the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
•
the success of the Group’s business strategy, development activities and other initiatives, particularly at Damang and the Salares
Norte project;
•   changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
•   supply chain shortages and increases in the prices of production imports;
•   changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
•
the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•
loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically
Disadvantaged Persons in management positions;
•   power cost increases as well as power stoppages, fluctuations and usage constraints;
•   regulation of greenhouse gas emissions and climate change;
•
high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
•
the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
•
the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•   the occurrence of future acid mine drainage related pollution;
•
geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
•   economic, political or social instability in the countries where Gold Fields operates;
•   downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
•   reliance on outside contractors to conduct some of its operations;
•   ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•   the inability to modernise operations and remain competitive within the mining industry;
•   the effects of regional re-watering at South Deep;
•   the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
•
actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
•   the occurrence of labour disruptions and industrial actions;
•   the adequacy of the Group’s insurance coverage;
•   financial flexibility could be limited by South African exchange control regulations;
•   difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•
the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
•   the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
•   the identification of a material weakness in disclosure and internal controls over financial reporting;
•
difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
•   liquidity risks in trading ordinary shares on JSE Limited;
•   Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
•   shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock
Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on
Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.
12
Gold Fields Operational
update March quarter
2020

Administration and corporate information
Corporate Secretary
Taryn Harmse
Tel: +27 11 562 9719
Fax: +086 720 2704
email: taryn.harmse@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
Fax: +44 (0) 20 7796 8645
email: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
PO Box 505000
Louisville, KY 40233 – 5000
Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road,
Illovo, Johannesburg 2196
South Africa
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 –
17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk
Website
www.goldfields.com
Listings
JSE / NYSE / GFI
CA Carolus
†
(Chair) RP Menell
†
(Deputy Chair) NJ Holland*
•
(Chief Executive Officer) PA Schmidt
•
(Chief Financial Officer)
A Andani
#†
PJ Bacchus*
†
TP Goodlace
†
C Letton
^†
P Mahanyele-Dabengwa
†
SP Reid
^†
YGH Suleman
†
^
Australian   * British
#
Ghanaian
†
Independent Director
•
Non-independent Director
Gold Fields Operational
update March quarter
2020

www.goldfields.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 23 April 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer